UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No. 13)

Arch Chemicals, Inc.
(Name of Subject Company)

Arch Chemicals, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

03937R102
(CUSIP Number of Class of Securities)

Joseph P. Lacerenza, Esq.
Secretary
Arch Chemicals, Inc.
501 Merritt 7
P.O. Box 5204
Norwalk, CT 06856-5204
(203) 229-2900
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert I. Townsend, III, Esq. Damien R. Zoubek, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 Telephone: (212) 474-1000

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 13 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Arch Chemicals, Inc., a Virginia corporation (the “Company”), initially filed on July 15, 2011, as amended by Amendment No. 1 thereto filed on July 20, 2011, Amendment No. 2 thereto filed on July 26, 2011, Amendment No. 3 thereto filed on July 29, 2011, Amendment No. 4 thereto filed on August 4, 2011, Amendment No. 5 thereto filed on August 12, 2011, Amendment No. 6 thereto filed on August 16, 2011, Amendment No. 7 thereto filed on August 19, 2011, Amendment No. 8 thereto filed on September 12, 2011, Amendment No. 9 thereto filed on September 15, 2011, Amendment No. 10 thereto filed on September 19, 2011, Amendment No. 11 thereto filed on September 20, 2011 and Amendment No. 12 thereto filed on September 29, 2011 (the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 relates to the cash tender offer by LG Acquisition Corp., a Virginia corporation (the “Offeror”) and an indirect, wholly owned subsidiary of Lonza Group Ltd., a company organized under the laws of Switzerland (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated July 15, 2011 (the “Schedule TO”), filed with the Securities and Exchange Commission, to purchase all of the outstanding common stock, par value $1.00 per share, of the Company (the “Company Common Stock”), at a price of $47.20 per share of Company Common Stock, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 2011 and in the related Letter of Transmittal, which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto, in each case as may be amended or supplemented. Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

 ITEM 8.ADDITIONAL INFORMATION

Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end of the subsection entitled “Offer Extension and Regulatory Update”:

“On September 30, 2011, Parent issued a press release announcing that the Offer has been extended because the conditions to the Offer are not expected to be satisfied as of the previously scheduled expiration date.  The Offer remains subject to antitrust clearance in the United States, where Parent and the Company are working to respond to certain informal requests received from the FTC pursuant to the HSR Act.  As previously announced by Parent, antitrust clearances have been obtained from the competition authorities in France and Germany.  The Offer has been extended to provide additional time to obtain antitrust clearance in the United States, and has been extended to 12:00 midnight, New York City time, on October 14, 2011 with the consent of the Company.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Arch Chemicals Inc.

By:	/s/ Joseph P. Lacerenza
Name: Joseph P. Lacerenza
Title: Senior Deputy General Counsel and Secretary

Dated:  September 30, 2011

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